                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 1-11604

                           NOTIFICATION OF LATE FILING

(Check One):      [ ]  Form 10-K         [ ]  Form 11-K
                  [ ]  Form 20-F         [X]  Form 10-Q    [ ]  Form N-SAR

For Period Ended: June 30, 2000
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    Not Applicable
                                ------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:      Not Applicable
                                              ----------------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Carmike Cinemas, Inc.
                        --------------------------------------------------------

Former name if applicable: Not Applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number):    1301 First Avenue
                                                          ----------------------

City, State and Zip Code:  Columbus, Georgia 31901
                         -------------------------------------------------------


                                    12b25-1

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

         The Company requires additional time to prepare and file its Quarterly Report on Form 10- Q for the fiscal quarter ended June 30, 2000 (the "Second Quarter Form 10-Q") in order to reflect recent developments occurring just prior to the prescribed due date for the Second Quarter Form 10-Q, including the following:

         - On August 1, 2000, the Company announced that its senior lenders had delivered a notice blocking the semi-annual interest payment on the Company's 9 3/8% Senior Subordinated Notes; and

         - On August 8, 2000, the Company and its subsidiaries filed voluntary petitions to reorganize their business under chapter 11 of the U.S. Bankruptcy Code.

Due to difficulties and issues associated with the appropriate financial statement presentations and disclosures required with respect to these matters, the Company was unable to timely file the Second Quarter Form 10-Q without unreasonable effort or expense. Rule 12b-25 provides a five-day extension period (through August 21, 2000) for the filing by the Company of its Second Quarter Form 10-Q.


                                    12b25-2

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

       Martin A. Durant              (706)                   576-3416
--------------------------------------------------------------------------------
            (Name)                (Area code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenues, operating income and net income amounts will be significantly reduced for the three months ended June 30, 2000, as compared to the same period in 1999. Revenues for the three and six month periods ended June 30, 2000 decreased approximately 10.0% and 3.9%, respectively, when compared to the same periods of 1999. The Company has not yet completed its evaluation of the impact of its chapter 11 filing, if any, on its operating income and net income for the three and six month periods ended June 30, 2000.

                                    12b25-3

                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date: August 14, 2000               By:   /s/    Martin A. Durant
                                          --------------------------------------
                                          Name:  Martin A. Durant
                                          Title: Senior Vice President-Finance


                                    12b25-4